

January 2, 2013

<u>Via E-mail</u>
Cary Valerio
President
Galt Petroleum, Inc.
175 South Main St., 15th Floor
Salt Lake City, UT 84111

> **Re: Galt Petroleum, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 5, 2012**
> **File No. 333-182600**

Dear Mr. Valerio:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Registration Statement on Form S-1</u>

<u>General</u>

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

2. Please revise your filing to update the information regarding your convertibles notes payable to Evolution Capital, LLC as of the most recent practicable date. In that regard, we note that your disclosure at pages 22, 26, 33 and 37 does not appear to reflect the note issued on October 17, 2012 (filed as Exhibit 10.16). Please also update your related disclosure at page II-1 with respect to the unregistered sales of the notes.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23

Liquidity and Capital Resources, page 26

3. We note that the revolving line of credit filed as Exhibit 10.5 has a maturity date of December 31, 2012, and that the notes with Evolution Capital, LLC that you filed as exhibits provide for a default rate of 24% interest. Please revise your disclosure to include such information.

Security Ownership of Certain Beneficial Owners and Management, page 32

4. We note your response to prior comment 6. Based on your response, it appears that the common stock underlying the convertible notes payable to Evolution Capital, LLC is not reflected in the beneficial ownership table. Please revise your disclosure in this section to clarify your beneficial ownership disclosure in this regard.

Certain Relationships and Related Transactions, page 36

5. Please expand this section to provide the information required by Item 404(d) of Regulation S-K with respect to your convertible promissory notes and consulting agreement with Evolution Capital, LLC. In that regard, we note your disclosure that Evolution owns fifteen percent of your outstanding common stock. Please also reflect such information in your disclosure under the caption "Selling Security Holders" at page 21, as Evolution is a selling shareholder. Please refer to Item 507 of Regulation S-K.

Exhibits

6. We re-issue prior comment 8. In that regard, we note that you have not filed the following items:

   • the promissory note with Mr. Chad Albury, which you reference at page 36.

   • the original consulting agreement with Evolution Capital, LLC from August 2011, which appears to be referenced at page F-11, and the consulting agreement with another firm referenced in your revised disclosure at page F-11.

   • The $100,000 note referenced at page F-18.

7. We note that the registrant is not a party to the Management Consulting Agreement filed as Exhibit 10.4, or the Revolving Line of Credit Agreement filed as Exhibit 10.5. Please advise how the registrant is subject to the rights and obligations set forth in these agreements, and file any related agreements.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney at (202) 551-3584 with any other questions.

                        Sincerely,

                        /s/ Brad Skinner for

                        H. Roger Schwall
                        Assistant Director

cc: David M. Rees
       Vincent & Rees, L.C.